Exhibit 99.1

Integrated Media Technology Limited Announces
Closing of $4.602 Million Registered Direct Offering of Ordinary Shares

Sydney, New York, March 25, 2021, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today the closing of its previously announced direct offering of 708,000 ordinary shares of the Company ("Ordinary Shares") at a price of US$6.50 per share (the "Cash Offering") totaling US$4,602,000. The Cash Offering will generate a net cash proceeds of approximately US$4,577,000 after deducting estimated expenses in connection with the offering.

The Company intends to use the net cash proceeds from the Cash Offering to continue to strengthen its balance sheet and to further develop its switchable glass, nano coated filter and financial research businesses.

"The closing on the sale of the Cash Offering places the Company in a stronger position to take advantage of the opportunities in our air filter and IoT businesses. The additional capital will allow us to be more aggressive in our business development activities especially as we commence the rollout of our air filter business and as we look to expand on our newly formed IoT business unit. We see tremendous opportunities in the IoT sector transforming businesses, industries and our daily lives." said IMTE's Chairman & CEO, Mr. Con Unerkov.

The Offering is being made pursuant to the Company's "shelf" Registration Statement on Form F-3 (File No. 333-227741), as filed with the Securities and Exchange Commission ("SEC") on October 9, 2018 and declared effective by the SEC on October 19, 2018. The Ordinary Shares are being offered only in the United States by the means of a prospectus supplement. The prospectus supplement and the accompanying prospectus relating to the registered direct offering is expected to be filed with the SEC on March 25, 2020. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained, when available, at the SEC's website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities are being be offered only by means of a prospectus, including a prospectus supplement and accompanying base prospectus, forming a part of the effective registration statement.

The Company advises investors to review the full details of the transaction in the report on Form 6-K to be filed with the SEC or the investor relations section of the Company's website.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of glasses-free 3D (also known as autostereoscopic 3D) display, the manufacture and sale of nano coated plates for filters, the sale of electronic glass and financial research. For more information, please visit www.imtechltd.com.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE